Exhibit 99.1

Gold Royalty Reports Record Quarterly and Year-To-Date Revenue

Vancouver, British Columbia – October 23, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce its preliminary results for the third quarter of 2025, and details of its related quarterly filings and related earnings call. All amounts are expressed in U.S. dollars.

Preliminary Third Quarter 2025 Results

Gold Royalty has achieved record revenue and Total Revenue, Land Agreement Proceeds and Interest* for the third quarter of 2025. Total Revenue, Land Agreement Proceeds and Interest* in the third quarter of 2025 increased by approximately 76% to $4.6 million (revenue of $4.1 million) from the third quarter of 2024, equating to 1,323 gold equivalent ounces (“GEOs”)*. For the first nine months of 2025, Total Revenue, Land Agreement and Proceeds and Interest also increased by 40% from the same period in 2024 to a record $12.6 million (revenue of $11.1 million), equating to 3,918 GEOs.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “The record-breaking third quarter has continued to crystallize our peer-leading revenue growth from an increasingly diverse portfolio of cash-flowing royalties and streams, including the continued ramp up of new large-scale, long-life mines at Côté, Vareš and Borborema. In addition, another quarter of positive free cash flow has allowed us to reduce debt, and we remain on track to be essentially debt free by the end of 2026.”

Strong cash flows were driven by the operating performances from our royalty interests in Borden (Porcupine Operations), Borborema, Côté and Cozamin, and a rapidly improving gold price. While the new Vareš mine has delivered meaningful copper revenue to Gold Royalty to date in 2025, the transition to new owner DPM Metals will see a focus on intensified underground development in the short-term to deliver stronger production by the second half of 2026 and beyond. As a result, the Company currently expects total 2025 GEOs around or modestly below the bottom of the 2025 guidance range of 5,700 - 7,000 ounces. The combined effect of an improved gold price in 2025 and Gold Royalty’s exposure to primarily NSR royalties, which have no costs associated with higher gold prices, is expected to generate record-level cash flows in 2025, marking very significant revenue growth from 2024.

* Total Revenue, Land Agreement Proceeds and Interest and GEOs are each non-IFRS financial measures. See “Non-IFRS Measures” below.

Third Quarter 2025 Results and Webcast Details

Gold Royalty plans to release its financial and operating results for the quarter ending September 30, 2025, after-market on Wednesday, November 5, 2025.

A conference call will be held at 11:00 a.m. EST (8:00 a.m. PST) on Thursday, November 6, 2025, to discuss these results. To participate, please use one of the following methods:

Webcast: Click Here

USA (toll-free): 1-833-890-3060

Canada (toll-free): 1-855-669-9657

International: 1-412-206-6408

The third quarter 2025 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contacts

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: expectations regarding the Company’s royalty and stream interests, commodities prices and outlook for 2025. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; and (ii) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended September 30, 2025 and 2024, respectively:

	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,635	1,172	4,732	3,177
Streaming	1,212	—	2,416	—
Advance minimum royalty and pre-production royalty	1,099	807	3,054	2,250
Land agreement proceeds	212	335	1,244	2,788
Interest income credited against gold-linked loan	415	287	1,116	786
Total Revenue, Land Agreement Proceeds and Interest	4,573	2,601	12,562	9,001
Land agreement proceeds credited against other mineral interests	(10)	(254)	(337)	(1,467)
Interest income credited against gold-linked loan	(415)	(287)	(1,116)	(786)
Revenue	4,148	2,060	11,109	6,748

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended September 30, 2024	2,475	2,601	1,051
For the three months ended September 30, 2025	3,456	4,573	1,323
For the nine months ended September 30, 2024	2,241	9,001	4,017
For the nine months ended September 30, 2025	3,206	12,562	3,918